IKONICS CORPORATION

imaging technologies for global markets


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DOLLAR GENERAL
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screen printing
AND THIS GOSPEL SHALL BE PREACHED UNTO EVERY NATION, AND KINDRED, AND TONGUE, AND PEOPLE.
B.R. COHN
abrasive etching

2002 annual report

Our Business

Derived from the Greek word *eikon*, or image, the fundamental business of the IKONICS Corporation is the creation and transfer of physical and visual images. Through processes based in photochemistry, abrasive etching, inkjet printing, chemical etching and other technologies, IKONICS participates in a diverse spectrum of markets. From traditional and high-tech screen printing, to decorative and industrial etching and imaging, IKONICS Corporation conducts business in over 60 countries.

Through its three commercial divisions, IKONICS approaches its respective markets with global perspective and a focus on emerging markets.

This anticipatory perspective is illustrated in the growth and development of IKONICS' PhotoBrasive Systems Division. Launched in 1985, PhotoBrasive Systems leads the awards and recognition market in abrasive etching technology, product development and sales. Having gained dominance within its primary markets, PhotoBrasive Systems is now working to penetrate new markets with its unique technology. Product and market advancement are assisted by cooperative agreements with the DuPont Corporation and the Aicello Corporation of Japan.


BENISCHEK
Abrasive etching can be used to decorate a wide variety of objects ranging from small items such as awards and giftware to large walls and monuments.

Chromaline Screen Print Products is IKONICS' largest and oldest division. Serving the screen printing industry since 1952, first as Chroma-Glo, then as The Chromaline Corporation, the Chromaline brand is recognized as a world leader in the development and sale of screen stencil supplies. Leveraging the strength of the Chromaline brand in the screen print market allows IKONICS to introduce new products, new technologies and new ways of selling into this market. In 2002 this strategy resulted in the successful introduction of the AccuArt family of inkjet-able substrates to the screen print and other printing markets. The AccuArt and AccuBlack products have gained recognition as the highest quality products available, while AccuMark is a value leader. These products place Chomaline Screen Print Products in a leadership position in the industry trend toward digital printing.


1998
Screen printing is used for a diverse base of applications such as textile, industrial and graphics printing. Photo courtesy of TEC Graphics Inc., Neenah, WI.

The goal of the SplitRock Technologies Division is to develop a suite of IKONICS' patentable technologies to industries where they offer unique solutions to imaging process problems. A special focus is the application of IKONICS technology to the imaging and etching of metals. SplitRock Technologies represents potential growth into major new markets through the creative application of core technical strengths.


IT
A new avenue for IKONICS technology is in the imaging and etching of metals.

IKONICS serves a wide variety of imaging markets through three separate commercial divisions:
Chromaline Screen Print Products *- Photostencil products and inkjet media for professional screen printers.*
PhotoBrasive Systems *- Photo resist films, equipment and supplies for commercial and industrial abrasive etching.*
SplitRock Technologies *- Unique imaging technologies for new markets.*

IKONICS CORPORATION

chromaline® | PhotoBrasive® SYSTEMS | SplitRock Technologies

Letter to the Shareholders

The year 2002 marked a return to growth and profitability for the company. For the year, sales were a record $11,797,279, a 10% increase over 2001. Earnings were $359,817 or $.29 per share compared to a loss of $.16 per share in 2001. This growth was led by an increase in sales to Asia and through our PhotoBrasive Systems division.

Equally important as the financial performance is the foundation that was laid for future growth. In December, we changed our name to IKONICS Corporation. This reflects the expansion from our traditional base in the screen printing industry, where the Chromaline brand commands a strong position, into other markets where we are or can become technology and industry leaders.

To date, our other primary market has been abrasive etching, served by our PhotoBrasive Systems Division. In 2000 and 2001 this division was severely hurt by the effects of a patent infringement suit with the Aicello Corporation of Japan. Although the suit was settled in January of 2001, it was not until 2002 that we regained market leadership. Our future in this industry has been strengthened by a recent technology agreement with DuPont Corporation. This agreement gives IKONICS the exclusive worldwide right to manufacture, use and sell Dupont's RapidMask™ photoresist film in the abrasive etching market. We have distributed RapidMask since February of 2000, and believe that with some product improvements and a lowering of cost, it could become the premier product in this market as well as a means to expand the market. With the assistance of DuPont, we have begun to reformulate RapidMask and I am very optimistic that we will achieve our goal of product improvement. The cost objective has already been substantially met.

In our traditional screen printing market, the Chromaline Screen Print Products Division of IKONICS is planning for significant growth, led by our AccuArt™ Family of inkjet receptive films. Our AccuArt and AccuBlack films are recognized as leadership products for the printing of high contrast waterproof images, photopositives and photonegatives. These films are now joined by AccuMark, which meets the demands of the more price-sensitive user. In 2003 we will be offering multiple formats and prompt delivery of these films.

Through our SplitRock Technologies Division we are actively exploring new markets for our technologies, particularly in the metal engraving industry. We believe that the key technologies are patentable, and see significant market potential particularly in the signage and die-making industry where this technology is unique and, we believe, may offer substantial benefits over the existing methods.

On a geographical basis, we see expanded sales for all our products in Asia and are planning to open a training center in Singapore in the second quarter.

While we are positioning for growth in 2003, the experience of the past two years has made us a leaner and more cost-conscious company. This attention to cost will continue, ensuring that increased revenues get to the bottom line.

For the Board of Directors,

William C. Ulland
Chairman, President and CEO
March 7, 2003



Bill Ulland
Chairman, President
and CEO

Table of Contents

Financial Results

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management discussion and analysis focuses on those factors that had a material effect on the Company's financial results of operations and financial condition during 2002 and 2001 and should be read in connection with the Company's audited financial statements and notes thereto for the years ended December 31, 2002 and 2001.

Factors that May Affect Future Results

Certain statements made in this Annual Report on Form 10-KSB, including those summarized below, are forward-looking statements within the meaning of the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, and actual results may differ. Factors that could cause actual results to differ include those identified below.

- ***The belief that the Company's current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations and capital expenditures. The belief that the Company's low debt levels and available line of credit make it unlikely that a decrease in product demand would impair the Company's ability to fund operations-*** Changes in anticipated operating results, credit availability, equity market conditions or the Company's debt levels may further enhance or inhibit the Company's ability to maintain or raise appropriate levels of cash.

- ***The Company's expectation that capital expenditures in 2003 will be funded with cash generated from operating activities***—This expectation may be affected by changes in the Company's anticipated capital expenditure requirements resulting from unforeseen required maintenance or repairs. The funding of planned or unforeseen expenditures may also be affected by changes in anticipated operating results resulting from decreased sales or increased operating expenses.

- ***The Company's belief that its vulnerability to foreign currency fluctuations and general economic conditions in foreign countries is not significant***— This belief may be impacted by economic, political and social conditions in foreign markets and changes in regulatory and competitive conditions or a change in the amount or geographic focus of the Company's international sales.

- ***The Company's plans to continue to invest in research and development efforts, expedite internal product development and invest in technological alliances, as well as the expected focus and results of such investments***— These plans and expectations may be impacted by general market conditions, unanticipated changes in expenses or sales, delays in the development of new products, technological advances, the ability to find suitable and willing technology partners or other changes in competitive or market conditions.

- ***The Company's efforts to grow its international business***—These efforts may be impacted by economic, political and social conditions in current and anticipated foreign markets, regulatory conditions in such markets, unanticipated changes in expenses or sales, changes in competitive conditions or other barriers to entry or expansion.

- ***The Company's belief as to future activities that may be undertaken to expand the Company's business***— Actual activities undertaken may be impacted by general market conditions, competitive conditions in the Company's industry, unanticipated changes in the Company's financial position or the inability to identify attractive acquisition targets or other business opportunities.

Critical Accounting Policies

The Company prepares the financial statements in conformity with accounting principles generally accepted in the United States of America. Therefore, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies, which IKONICS believes are the most critical to aid in fully understanding and evaluating its reported financial results, include the following:

Accounts Receivable - The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by review of the current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same collection history that has occurred in the past. The general payment terms are net 30-45 days for domestic customers and net 60-90 days for foreign customers. The concentration of credit risk is not significant except for a receivable from one of the Company's larger customers, which accounted for 17.6% of total receivables as of December 31, 2002.

Inventory - Inventories are valued at the lower rate of cost or market value. The Company monitors its inventory for obsolescence and records reductions in cost when required.

Deferred Tax Assets - At December 31, 2002, the Company had approximately $200,000 of deferred tax assets. The deferred tax assets result primarily due to timing differences in intangible assets and property and equipment. The Company has recorded a $20,000 valuation allowance to reserve for items that will more likely than not be realized. The Company has determined that it is more likely than not that the remaining deferred tax assets will be realized and that an additional valuation allowance for such assets is not currently required.

Revenue Recognition - The Company recognizes revenue on products when title passes, which is usually upon shipment. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.

Sales - The Company's net sales increased 9.7% to $11.8 million in 2002, compared to net sales of $10.8 million in 2001. Sales in the United States increased 6.7% to $8.0 million in 2002, from $7.5 million in 2001. Sales in the United States improved somewhat from the weakness in 2001 that reflected the continuing domestic economic recession. International sales increased 15.2% to $3.8 million from $3.3 million in 2001. Sales to India and China increased in 2002 as compared to 2001.

Cost of Goods Sold - Cost of goods sold was $6.8 million, or 57.7% of sales, in 2002 and $6.2 million, or 57.8% of sales, in 2001. The increase in cost of goods sold was due to a shift in the Company's product mix related to equipment and glass sales. The increase in cost of goods sold also reflects higher raw material costs, specifically for mylar and resins, as a result of volatile world petroleum prices.

Selling, General and Administrative Expenses - Selling, general and administrative expenses decreased to $3.8 million, or 32.5% of sales, in 2002 from $4.1 million, or 38.0% of sales, in 2001. The reduction was due in part to the December 2001 expensing of the remaining $197,000 of goodwill associated with the June 2000 acquisition of Nichols & Associates, due to its impairment. In addition, expenses were lower in 2002 due to headcount reductions and lower legal fees.

Research and Development Expenses - Research and development expenses were $706,000, or 6.0% of sales, in 2002 compared to $793,000, or 7.4% of sales, in 2001. The reduction was due to lower production trial costs and lower costs for lab supplies partially offset by higher payroll related costs as headcount remained steady.

Interest Expense - The Company incurred minimal interest expense on a $150,000 loan drawn from its revolving credit facility on June 20, 2002. This draw funded a $125,000 royalty payment to The Aicello Corporation, which was the second of two royalty payments required under a license agreement entered into with Aicello in January 2001. This loan draw was completely repaid in July 2002.

Interest Income - Interest income decreased to $13,000 in 2002, compared to $35,000 for 2001. The decrease was due to the sale, in late 2001, of higher income, higher risk preferred corporate bonds and the purchase of certain general revenue obligation bonds of a number of Minnesota municipalities.

Income Taxes - An income tax expense of $101,000 was recorded for 2002, for an effective rate of 21.9%, compared to an income tax benefit of $92,000, for an effective rate of 30.9%, for 2001. The difference in the effective rate is due to permanent differences for allowable tax deductions, including an extraterritorial income exclusion.

Liquidity and Capital Resources

The Company has financed its operations principally with funds generated from operations. These funds have been sufficient to cover the Company's normal operating expenditures, annual capital requirements and research and development expenditures.

Cash and cash equivalents were $384,000 and $544,000 at December 31, 2002 and December 31, 2001, respectively. The Company generated $249,000 in cash from operating activities during 2002 and $356,000 during 2001. Cash generated from operating activities is primarily provided by net income or loss, as adjusted for various non cash items including deferred taxes and depreciation. Trade receivables in 2002 increased $461,000, net of the allowance for doubtful accounts, reflecting substantially higher domestic sales to the abrasive etching market and higher sales to India and China, which carry longer terms of sale. Prepaid expenses decreased $28,000 in 2002. Inventories increased $166,000 during 2002, reflecting higher raw material levels and increased inventories of AccuArt film. Income tax refund receivable decreased $11,000 in 2002. Accounts payable increased $20,000 during 2002. Accrued expenses increased $57,000 in 2002, reflecting payroll related obligations. During 2001, the Company had a non-cash charge of $197,000 for the write-off of goodwill associated with the Nichols acquisition that was deemed to be impaired. During 2001, trade receivables decreased by $166,000, reflecting an increased effort to reduce the number of days that sales are outstanding. Prepaid expenses in 2001 decreased by a moderate $10,000. Inventories increased by $80,000 during 2001 reflecting new product launches for the AccuArt film line and the U.V. Minder measuring devices. For 2001, the Company experienced an income tax benefit reflecting its operating loss for the year. While the Company received an income tax refund for 2001, it was lower than the refund received in 2000, as reflected in the $98,000 decrease in the Company's income tax receivable. Accounts payable decreased by $62,000 in 2001, reflecting normal variations in spending patterns. Accrued expenses decreased by $23,000 in 2001, reflecting lower payroll and fringe benefit requirements and legal fees.

The Company used $336,000 and provided $116,000 in cash from investing activities during 2002 and 2001, respectively. Net cash used for investing activities was utilized, in part, for plant and equipment. In addition, the Company replaced its business software in 2002. These expenditures amounted to $250,000 and $259,000 in 2002 and 2001, respectively. In addition, the Company sold a number of its vehicles to reduce operating costs and generated $47,000 in proceeds from such sales. During 2002, the Company purchased a license to film technology applicable to its abrasive etching business for $50,000. In addition, the Company purchased, for $50,000, a license to produce, market and sell RapidMask film, also for the abrasive etching market. The Company also incurred costs of $23,000 related to the patent applications covering a number of its technologies. During the first quarter of 2001, the Company sold a portion of its securities holdings to fund the $150,000 royalty payment to Aicello and an additional investment of $75,000 in Apprise Technologies. Among other activities, Apprise is conducting research in ultraviolet light technology that complements the markets served by the Company. The Company's total interest in Apprise would amount to approximately 6.4% equity ownership of that company if all warrants were exercised. During the fourth quarter of 2001, the Company sold its preferred security stock holdings and purchased general revenue obligation bonds in certain municipalities and school districts. During 2001, the Company used $609,000 in cash for the purchase of marketable securities and generated $1.0 million in cash from the sale of marketable securities. Any unrealized gains or losses are included in other comprehensive income.

The Company used $73,000 in cash during 2002 for the repurchase of 23,500 shares of its outstanding common stock under its stock repurchase program. No shares were repurchased during 2001.

A bank line of credit exists providing for borrowings of up to $1,250,000. Outstanding debt under this line of credit is collateralized by accounts receivable and inventory and bears interest at 2.25 percentage points over the 30 day LIBOR rate. The Company has not utilized this line of credit to a material extent and there was no debt outstanding under this line as of December 31, 2002 or 2001.

The Company believes that current financial resources, cash generated from operations and the Company's capacity for debt and/or equity financing will be sufficient to fund current and anticipated business operations. The Company also believes that its low debt levels and available line of credit make it unlikely that a decrease in demand for the Company's products would impair the Company's ability to fund operations.

Capital Expenditures

The Company spent $250,000 on capital expenditures during 2002. This spending included manufacturing equipment upgrades to improve efficiency and reduce operating costs, and new vehicles under its rotating replacement policy. The Company also replaced its business software in order to improve internal reporting for decision-making purposes and improve the efficiency of administrative and manufacturing operations.

Commitments for capital expenditures include ongoing manufacturing equipment upgrades, development equipment to modernize the capabilities and processes of IKONICS' laboratory, and research and development to improve measurement and quality control processes. These commitments are expected to be funded with cash generated from operating activities.

International Activity

The Company markets its products to over 60 countries in North America, Europe, Latin America, Asia and other parts of the world. Foreign sales were approximately 31% and 30% of total sales during 2002 and 2001, respectively. Foreign sales in 2002 reflected higher sales to India and China. Fluctuations of certain foreign currencies have not significantly impacted the Company's operations because the Company's foreign sales are not concentrated in any one region of the world. The Company believes its vulnerability to uncertainties due to foreign currency fluctuations and general economic conditions in foreign countries is not significant.

Substantially all of the Company's foreign transactions are negotiated, invoiced and paid in U.S. dollars. A portion of the Company's foreign sales are invoiced and paid in Eurodollars. IKONICS has not implemented a hedging strategy to reduce the risk of foreign currency translation exposures, which management does not believe to be significant based on the scope and geographic diversity of the Company's foreign operations as of December 31, 2002.

Future Outlook

IKONICS has invested over 6% of its sales dollars for the past several years in research and development. The Company plans to maintain its efforts in this area and expedite internal product development as well as form technological alliances with outside experts to ensure commercialization of new product opportunities.

In addition to its traditional emphasis on domestic markets, the Company will continue efforts to grow its business internationally by attempting to develop new markets and expanding market share where it has already established a presence.

Other future activities undertaken to expand the Company's business may include acquisitions, building expansion and additions, equipment additions, new product development and marketing opportunities.

Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." The provisions of SFAS 143 apply to all entities that incur obligations associated with the retirement of tangible long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for the Company commencing with our 2003 fiscal year. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds and amends certain previous standards related primarily to debt and leases. The most substantive amendment requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to the rescission of SFAS 4 are effective for financial statements issued for fiscal years beginning after May 15, 2002 and will become effective for the Company commencing with our 2003 fiscal year. The provisions of SFAS 145 related to the rescission of SFAS 13 became effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3. This SFAS requires that a liability for a cost associated with an exit or disposal activity be recorded at fair value when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for the December 31, 2002 financial statements.

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol IKNX. The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for the Company's Common Stock as reported on both markets for the periods indicated. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal Year Ended December 31, 2002:		
First Quarter	$3.25	$2.95
Second Quarter	3.27	3.00
Third Quarter	3.49	2.85
Fourth Quarter	5.10	3.25
Fiscal Year Ended December 31, 2001:		
First Quarter	$5.25	$4.63
Second Quarter	5.00	3.25
Third Quarter	4.20	3.20
Fourth Quarter	3.80	2.62

As of February 26, 2003, the Company had approximately 450 shareholders of record. The Company has never declared or paid any dividends on its Common Stock.

MANAGEMENT'S REPORT

The financial statements of IKONICS Corporation have been prepared by company management who are responsible for their content. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, reflect estimates based on judgements of management.

IKONICS maintains a system of internal controls. Our system provides reasonable assurance that assets are protected, transactions are appropriately reported, and established procedures are followed.

The financial statements have been audited by Deloitte

& Touche LLP and McGladrey & Pullen LLP, independent auditors.

The Audit Committee of the Board of Directors, comprised of outside directors, meets periodically with the independent auditors and management to discuss the company's internal accounting controls and financial reporting matters. The independent auditors have unrestricted access to the Audit Committee, without management present, to discuss the results of their audit, the adequacy of internal accounting controls, and the quality of financial reports.

William C. Ulland
Chairman, President & CEO

Jeffery A. Laabs
Chief Financial Officer

INDEPENDENT AUDITORS' REPORTS

To the Stockholders and Board of Directors of IKONICS Corporation,

We have audited the accompanying balance sheet of IKONICS Corporation (formerly The Chromaline Corporation) as of December 31, 2001 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of IKONICS Corporation as of December 31, 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Minneapolis, Minnesota
February 6, 2002

To the Stockholders and Board of Directors of IKONICS Corporation,

We have audited the accompanying balance sheet of IKONICS Corporation (formerly The Chromaline Corporation) as of December 31, 2002, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of IKONICS Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP
Duluth, Minnesota
January 30, 2003

BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 384,107	$ 543,679
Marketable securities	246,094	237,154
Trade receivables, less allowance for doubtful accounts of $100,000 in 2002 and 2001	1,933,769	1,472,982
Inventories	1,771,905	1,605,670
Prepaid expenses and other assets	89,937	118,178
Income tax refund receivable	122,469	133,030
Deferred taxes (Note 3)	82,000	68,000
Total current assets	4,630,281	4,178,693
PROPERTY, PLANT, AND EQUIPMENT, at cost:		
Land and building	1,355,588	1,355,588
Machinery and equipment	2,231,478	2,189,159
Office equipment	1,144,564	1,036,077
Vehicles	167,102	223,265
	4,898,732	4,804,089
Less accumulated depreciation	3,694,105	3,501,330
	1,204,627	1,302,759
INTANGIBLE ASSETS (Note 4)	271,751	166,490
DEFERRED TAXES (Note 3)	118,000	213,000
OTHER ASSETS (Note 1)	187,500	187,500
	$ 6,412,159	$ 6,048,442
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 317,229	$ 297,556
Accrued compensation	204,624	143,338
Other accrued expenses	23,643	27,508
Total current liabilities	545,496	468,402
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $.10 per share; authorized 250,000 shares; issued none		
Common stock, par value $.10 per share; authorized 4,750,000 shares; issued and outstanding 1,248,127 shares-2002, 1,271,627 shares-2001	124,813	127,163
Additional paid-in capital	1,269,489	1,293,460
Retained earnings	4,483,895	4,170,246
Accumulated other comprehensive loss	(11,534)	(10,829)
Total stockholders' equity	5,866,663	5,580,040
	$6,412,159	$6,048,442

See notes to financial statements.

Financial Results

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET SALES	$11,797,279	$10,752,133
COSTS AND EXPENSES:		
Cost of goods sold	6,808,130	6,209,505
Selling, general, and administrative	3,835,097	4,081,635
Research and development	706,343	793,484
	11,349,570	11,084,624
INCOME (LOSS) FROM OPERATIONS	447,709	(332,491)
INTEREST INCOME	13,108	34,590
INCOME (LOSS) BEFORE INCOME TAXES	460,817	(297,901)
FEDERAL AND STATE INCOME TAXES (BENEFIT) (Note 3)	101,000	(92,000)
NET INCOME (LOSS)	$ 359,817	$ (205,901)
EARNINGS (LOSS) PER SHARE:		
Basic	$ 0.29	$ (0.16)
Diluted	$ 0.29	$ (0.16)
WEIGHTED AVERAGE COMMON SHARES ASSUMED OUTSTANDING:		
Basic	1,252,020	1,271,627
Diluted	1,252,809	1,271,627

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
BALANCE AT DECEMBER 31, 2000	1,271,627	127,163	1,293,460	4,376,147	(10,833)	5,785,937
Net loss				(205,901)		(205,901)
Unrealized gain on available-for-sale investments					4	4
Total comprehensive income						(205,897)
BALANCE AT DECEMBER 31, 2001	1,271,627	127,163	1,293,460	4,170,246	(10,829)	5,580,040
Net income				359,817		359,817
Unrealized gain on available-for-sale investments					(705)	(705)
Total comprehensive income						359,112
Purchase and retirement of 23,500 shares of common stock	(23,500)	(2,350)	(23,971)	(46,168)		(72,489)
BALANCE AT DECEMBER 31, 2002	1,248,127	$124,163	$1,269,489	$4,483,895	$(11,534)	$5,866,663

See notes to financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 359,817	$(205,901)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	314,364	366,367
Amortization	18,178	15,678
Write-off of goodwill		196,647
Gain on sale of property and equipment	(13,116)	(10,172)
Provision for doubtful accounts	60,183	121,690
Deferred income taxes	81,000	(117,000)
Changes in working capital components:		
(Increase) decrease in:		
Trade receivables	(520,970)	44,374
Inventories	(166,235)	(79,677)
Prepaid expenses and other assets	28,241	10,191
Income taxes refund receivable	10,561	98,080
(Decrease) increase in:		
Accounts payable	19,673	(61,525)
Accrued expenses	57,421	(22,717)
Net cash provided by operating activities	249,117	356,035
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(250,366)	(259,230)
Proceeds on sale of property and equipment	47,250	23,375
Purchase of intangibles	(123,439)	
Purchases of marketable securities	(9,645)	(609,386)
Proceeds from sale of marketable securities		1,036,392
Purchase of investments		(75,000)
Net cash (used in)/provided by investing activities	(336,200)	116,151
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repurchase of company stock	(72,489)	
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(159,572)	472,186
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	543,679	71,493
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 384,107	$ 543,679
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION -		
Cash paid (refunded) for income taxes	$ (5,472)	$ 57,133
Cash paid for interest	$ 503	$ 0

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2002 and 2001

1. Summary of Significant Accounting Policies

Description of Business - IKONICS Corporation (the Company), formerly The Chromaline Corporation, develops and manufactures high-quality photochemical imaging systems for sale primarily to a wide range of printers and decorators of surfaces. Customers' applications include textiles, billboards, electronics, glassware, fine china, and many other industrial and commercial applications. The Company's principal markets are throughout the United States. In addition, the Company sells to Western Europe, Latin America, Asia, and other parts of the world. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

Forty-four percent and forty percent, respectively, of the Company's accounts receivable at December 31, 2002 and 2001 are due from foreign customers. The foreign receivables are composed primarily of open credit arrangements with terms ranging from 45 to 90 days. One customer accounted for 17.6% of total receivables at December 31, 2002. No receivable from a single customer exceeded 10% of total receivables at December 31, 2001. No single customer represented greater than 10% of total revenue in 2002 or 2001.

A summary of the Company's significant accounting policies follows:

Cash Equivalents - The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents consist of money market funds in which carrying value approximates market value because of the short maturity of these instruments.

Marketable Securities - Marketable securities are classified as available-for-sale securities and consist primarily of municipal revenue bonds that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity, or changes in the availability or yield of alternative investments. These securities are carried at fair market value with changes in fair value recorded in comprehensive income.

Trade Receivables - Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Accounts are considered past due if payment is not received according to agreed-upon terms.

Inventories - Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method. If the first-in, first-out cost method had been used, inventories would have been approximately $224,000 and $212,000 higher than reported at December 31, 2002 and 2001, respectively. The major components of inventory are as follows:

	2002	2001
Raw materials	$ 735,006	$ 638,424
Work-in-progress	257,813	236,493
Finished goods	1,003,342	942,301
Reduction to LIFO cost	(224,256)	(211,548)
Total inventory	$ 1,771,905	$ 1,605,670

Depreciation - Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Building	25
Machinery and equipment	5
Office equipment	5
Vehicles	3

Intangibles Assets - Intangible assets consist primarily of patents, licenses and covenants not to compete arising from business combinations. Intangible assets are amortized on a straight-line basis over their estimated useful lives or terms of their agreement.

Other Assets - Other assets consist of a $187,500 equity investment in Apprise Technologies, Inc. This investment is accounted for on the cost method. One of the Company's directors is the CEO of Apprise Technologies, Inc.

Impairment of Long-Lived Assets - Management periodically reviews the carrying value of long-term assets for potential impairment by comparing the carrying value of these assets to the estimated undiscounted future cash flows expected to result from the use of these assets. Should the sum of the related, expected future net cash flows be less than the carrying value, an impairment loss would be measured. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset with fair value being determined using discounted cash flows. To date, other than the goodwill impairment discussed in Note 4, management has determined that no other impairment of these assets exists.

Revenue Recognition - The Company recognizes revenue on products when title passes, which is usually upon shipment. Freight billed to customers is included in sales. Shipping costs are included in cost of goods sold.

Deferred Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences. Operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Income - The Company's comprehensive income consists of net income and unrealized holding gains and losses on marketable securities.

Earnings Per Common Share (EPS) - Basic EPS is calculated using net income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to Basic except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

Shares used in the calculation of diluted EPS are summarized below:

	2002	2001
Weighted average common shares outstanding	1,252,020	1,271,627
Dilutive effect of stock options	789	0
Weighted average common & common equivalent shares outstanding	1,252,809	1,271,627

Options to purchase 150,029 and 144,075 shares of common stock were outstanding during the years ended December 31, 2002 and 2001, respectively. The options to purchase were excluded from the computation of common stock equivalents because they were anti-dilutive for the year ended December 31, 2001.

Employee Stock Plans - The Company has a stock-based compensation plan, which is described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, "Accounting for Stock-Based Compensation"):

Years Ended December 31,	**2002**	**2001**
Net income (loss):		
As reported	$359,817	$(205,901)
Deduct total stock-based employee compensation expense determined under fair value based method or all awards	110,365	119,050
Pro forma	$249,452	$(324,959)
Basic earnings (loss) per share:		
As reported	$ 0.29	$ (0.16)
Pro forma	$ 0.20	$ (0.26)
Diluted earnings (loss) per share:		
As reported	$ 0.29	$ (0.16)
Pro forma	$ 0.20	$ (0.26)

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Operations - The Company markets in Europe, Latin America, Asia, and other parts of the world. Foreign sales approximated 31% and 30% of total sales in 2002 and 2001, respectively.

Line of Credit - The Company has a $1,250,000 bank line of credit that provides for working capital financing. This line of credit is subject to annual renewal on each May 1, is collateralized by trade receivables and inventory, and bears interest at 2.25% points over 30-day LIBOR. There was no outstanding balance at December 31, 2002 and 2001.

Reclassification - Certain reclassifications were made to the 2001 financial statements to conform to the 2002 presentation. These reclassifications had no impact on net income or stockholders' equity as previously reported.

Accounting Pronouncements - In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." The provisions of SFAS 143 apply to all entities that incur obligations associated with the retirement of tangible long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and will become effective for the Company commencing with our 2003 fiscal year. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds and amends certain previous standards related primarily to debt and leases. The most substantive amendment requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The provisions of SFAS 145 related to the rescission of SFAS 4 are effective for financial statements issued for fiscal years beginning after May 15, 2002 and will become effective for the Company commencing with our 2003 fiscal year. The provisions of SFAS 145 related to the rescission of SFAS 13 became effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3. This SFAS requires that a liability for a cost associated with an exit or disposal activity be recorded at fair value when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. This accounting pronouncement is not expected to have a significant impact on our financial position or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of SFAS 123. The disclosure provisions of SFAS 148 are effective for the December 31, 2002 financial statements.

2. STOCKHOLDERS' EQUITY

During the year ended December 31, 2002, the Company repurchased 23,500 shares of its common stock for $72,489, which shares now constitute authorized but unissued shares. The Company did not repurchase any shares during the year ended December 31, 2001.

3. INCOME TAXES

Income tax (benefit) expense for the years ended December 31, 2002 and 2001 consists of the following:

Current:	2002	2001
Federal	$ 10,000	$ 26,600
State	10,000	(1,600)
	20,000	25,000
Deferred	81,000	(117,000)
	$ 101,000	$ (92,000)

The expected provision for income taxes, computed by applying the U.S. federal income tax rate of 34% to income before taxes, is reconciled to income tax (benefit) expense as follows:

	2002	2001
Expected provision for federal income taxes	$ 161,200	$(101,000)
State income taxes, net of federal benefit	10,100	(1,600)
Extraterritorial income exclusion	(78,800)	5,300
Meals and entertainment	13,600	11,600
Other	(5,100)	(6,300)
	$ 101,000	$ (92,000)

Deferred tax assets consist of the following as of December 31, 2002 and 2001:

	2002	2001
Property and equipment and other assets	$ 61,000	$ 86,000
Accrued vacation	27,000	24,000
Inventory	12,000	49,000
Allowance for doubtful accounts	36,000	37,000
Allowance for sales returns	7,000	7,000
Intangible assets	57,000	73,000
Capital loss carryforward	20,000	20,000
Other	0	5,000
Valuation allowance	(20,000)	(20,000)
	$ 200,000	$ 281,000

4. INTANGIBLE ASSETS

In June 2000, the Company acquired certain assets and assumed certain liabilities of Nichols & Associates. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company evaluated the net book value of the recorded goodwill against the estimated future cash flows and determined the goodwill was impaired and thus written off during the year ended December 31, 2001. The Company expensed $197,000 under selling, general and administrative expense in 2001 as a result of goodwill impairment.

Intangible assets at December 31, 2002 consist of the following:

	As of December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Patents	$132,717	$(41,800)
Licenses	100,000	(2,500)
Non-compete agreement	100,000	(16,666)
	$332,717	$(60,966)

Amortized intangible assets:	
For the year ended Dec. 31, 2002	$ 18,178
Estimated amortization expense:	
For the year ended Dec. 31, 2003	$ 23,600
For the year ended Dec. 31, 2004	23,600
For the year ended Dec. 31, 2005	23,600
For the year ended Dec. 31, 2006	23,600
For the year ended Dec. 31, 2007	23,600

In connection with the license agreements, the Company has agreed to pay royalties ranging from 3% to 5% on the future sales of products subject to the agreements.

5. PENSION PLAN

The Company has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer up to 15% of their compensation. Such deferrals accumulate on a tax-deferred basis until the employee withdraws the funds. The Company contributes 5% of each eligible employee's compensation. Total pension expense for the years ended December 31, 2002 and 2001 was approximately $145,000 and $138,000, respectively.

6. GEOGRAPHIC INFORMATION

The Company manages and operates its business on the basis of one reportable segment. See Note 1 for a brief description of the Company's business. As of December 31, 2002, the Company had operations established in various countries throughout the world. The Company is exposed to the risk of changes in social, political, and economic conditions inherent in foreign operations, and the Company's results of operations are affected by fluctuations in foreign currency exchange rates. No single foreign country accounted for more than 10% of the Company's net sales for 2002 and 2001. Net sales by geographic area are presented by attributing revenues from external customers on the basis of where the products are sold.

Net sales by geographic area:

	2002	2001
United States	$ 8,045,967	$ 7,526,493
International	3,751,312	3,225,640
	$11,797,279	$10,752,133

7. STOCK OPTIONS

During 1995, the Company adopted a stock incentive plan for the issuance of up to 38,500 shares of common stock. In 1999, the Company increased the number of shares reserved for issuance under this plan to 203,500 shares. The plan provides for granting eligible participants stock options or other stock awards, as described by the plan, at option prices ranging from 85% to 110% of fair market value at date of grant. Options granted expire up to seven years after the date of grant. Such options generally become exercisable over a one- to three-year period.

	2002	2001
Dividend yield	0.0%	0.0%
Expected volatility	72.5%	74.4%
Expected life of option	5 years	5 years
Risk-free interest rate	4.4%	4.7%
Fair value of each option on grant date	$ 2.00	$2.91

A summary of the status of the Company's stock option plan as of December 31, 2002 and 2001 and changes during the years ending on those dates is presented below:

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	142,920	$6.20	89,450	$7.13
Granted	26,079	3.17	55,125	4.66
Exercised				
Expired	(18,970)	4.14	(1,655)	5.45
Outstanding at end of year	150,029	5.93	142,920	6.20

Financial Results

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002	Weighted-Average Exercise Price
$3.13 - 3.44	26,079	4.42	$3.17		
4.60	44,625	3.31	4.60	22,105	$4.60
5.06 - 5.25	9,475	3.49	5.10	8,808	5.10
6.56	28,000	2.32	6.56	21,324	6.56
7.22 - 7.84	8,300	2.78	7.47	8,300	7.47
8.18	20,350	3.32	8.18	20,350	8.18
9.00 - 9.20	13,200	3.96	9.15	13,200	9.15
	150,029	3.36	5.93	94,087	6.75

8. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances primarily in one financial institution. As of December 31, 2002, the balance exceeded the Federal Deposit Insurance Corporation coverage. The Company reduces its exposure to credit risk by maintaining such balances with financial institutions that have high credit ratings.

Accounts receivable are financial instruments that also expose the Company to concentration of credit risk. The large number of customers comprising the Company's customer base and their dispersion across different geographic areas limits such exposure. In addition, the Company routinely assesses the financial strength of its customers and maintains an allowance for doubtful accounts that management believes will adequately provide for credit losses.

Concentration of credit risk with respect to trade receivables is not significant except for a receivable from one of its largest customers, which accounted for 17.6% of total receivables as of December 31, 2002.

9. LEASE COMMITMENTS

As of December 31, 2002, the Company was obligated under non-cancelable operating lease agreements for certain equipment. Future minimum lease payments for non-cancelable operating leases with initial or remaining terms in excess of one year are as follows:

2003	$26,112
2004	$19,661
2005	$ 4,989

The Company also leases buildings on a month-to-month basis. Total rental expense for all equipment and building operating leases was $77,040 in 2002 and $80,512 in 2001.

10. CONTINGENCIES

The Company has entered into licensing agreements which require them to make royalty payments on sales of certain products. Royalty payments range from 3% to 5% of net sales on these products. The Company incurred $119,792 of expense under these agreements during 2002 as compared to $103,125 during 2001.

5 Year History

	1998	1999	2000	2001	2002
Net Sales	$ 9,740,481	$ 10,382,227	$ 10,367,270	$ 10,752,133	$ 11,797,279
Pretax Income (Loss)	$ 1,372,531	$ 1,234,794	$ 364,007	$ (297,901)	$ 460,817
Net Income (Loss)	$ 880,531	$ 803,793	$ 255,007	$ (205,901)	$ 359,817
Net Cash Provided by Operations	$ 507,411	$ 1,096,463	$ 182,527	$ 356,035	$ 249,117
Return on Sales	9.0%	7.7%	2.5%	-1.9%	3.0%
Return on Assets	16.7%	13.1%	4.0%	-3.4%	5.6%
Return on Avg. Stockholders' Equity	20.1%	15.3%	4.5%	-3.6%	6.3%
Debt to Equity	8.2%	8.8%	9.6%	8.4%	9.3%
Net Cash Provided by Operations per Diluted Share	$ 0.39	$ 0.84	$ 0.14	$ 0.28	$ 0.20
Diluted EPS	$ 0.68	$ 0.62	$ 0.20	$ (0.16)	$ 0.29
Stock price: High	$ 9.44	$ 8.41	$ 7.50	$ 5.25	$ 5.10
Low	$ 6.36	$ 6.14	$ 4.00	$ 2.62	$ 2.85
Close	$ 6.82	$ 7.25	$ 4.88	$ 3.00	$ 3.30
Weighted Average Shares Outstanding	1,286,658	1,297,519	1,295,239	1,271,627	1,252,020
Weighted Average Shares & Equivalent Shares Outstanding*	1,297,432	1,305,995	1,301,311	1,271,627	1,252,809
Total Assets	$ 5,260,643	$ 6,159,003	$ 6,338,581	$ 6,048,442	$ 6,412,159
Total Liabilities	$ 400,810	$ 497,528	$ 552,644	$ 468,402	$ 545,496
Total Stockholders' Equity	$ 4,859,833	$ 5,661,475	$ 5,785,937	$ 5,580,040	$ 5,866,663
Capital Spending	$ 508,676	$ 491,269	$ 230,379	$ 259,230	$ 250,366

*Share & per share amounts have been adjusted for the 10% stock dividend on 12/31/99.

COMMON STOCK

IKONICS Corporation common stock is traded on the Nasdaq SmallCap Market (ticker symbol: IKNX). For investment and stock information, contact:
Jeff Laabs, CFO
IKONICS Corporation
4832 Grand Avenue
Duluth, MN 55807
PH: 218-628-2217
e-mail: jlaabs@ikonics.com

TRANSFER AGENT

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

Shareholders with questions on stock holdings, transfer requirements and address changes contact Wells Fargo Bank at 651-450-4058 or 651-306-4341.

AUDITOR

McGladrey & Pullen LLP
700 Missabe Building
227 W. First Street
Duluth, MN 55802
218-727-5025

COUNSEL

Hanft Fride
1000 U.S. Bank Place
130 W. Superior Street
Duluth, MN 55802
218-722-4766

Board of Directors/Officers

Board of Directors

Charles H. Andresen
Attorney/Shareholder
Andresen, Haag, Paciotti,
& Butterworth P.A.
Duluth, MN
Director Since 1979



Rondi Erickson
CEO/Director
Apprise Technologies, Inc.
Duluth, MN
Director Since 2000



David O. Harris
President
David O. Harris, Inc.
Minneapolis, MN
Director Since 1965



H. Leigh Severance
President
Severance Capital
Management
Denver, CO
Director Since 2000



Gerald W. Simonson
Venture Capital Investor
President
Omnetics Connector Corp.
Minneapolis, MN
Director Since 1978



William C. Ulland
Chairman of the Board,
President & CEO
IKONICS Corporation
Duluth, MN
Director Since 1972



Officers



From left to right: Bill Ulland, Claude Piguet, Toshi Komatsu, Jeff Laabs, Bob Banks.

Robert D. Banks
Vice-President, International

Toshifumi Komatsu
Vice-President, Technology

Jeffery A. Laabs
Chief Financial Officer

Claude Piguet
Executive Vice-President

William C. Ulland
Chairman of the Board,
President & CEO

ADDITIONAL FINANCIAL INFORMATION

Stockholders of record automatically receive quarterly earnings information, and street name holders may do so upon written request. For a copy of the Form 10-KSB, as filed with the Securities and Exchange Commission, and other financial information available at no charge to stockholders, please contact:

Jeff Laabs, Chief Financial Officer
IKONICS Corporation
4832 Grand Avenue, Duluth, MN 55807
PH: 218-628-2217 ◦ E-mail: jlaabs@ikonics.com

ANNUAL MEETING

The Company's annual meeting will be held April 24, 2003 at 1:00 p.m. at the Kitchi Gammi Club, 831 East Superior Street, Duluth, MN.

Our Global Markets

For the last 30 years, IKONICS has worked hard to develop an international sales program, resulting in current sales to more than 60 countries. Currently, one third of our total sales come from the international markets and represent screen print and abrasive etching products as well as inkjet-able substrates. Across the Americas, in Asia, Europe, Africa and parts of the Middle East, IKONICS has built time-tested business relationships that fuel the company's aggressive growth goals.


Bob Banks, VP, International, is shown visiting the Taj Mahal in Agra, India, with representatives from IKONICS Indian Master Distributor.

IKONICS' international success can be attributed to patient, persistent relationship building that has resulted in a strong dealer network. Our sales force, chemists and technicians travel regularly with our international dealers, reinforcing product knowledge and gathering market information.

It is impossible to visit each business using IKONICS products around the world. Instead, we work hand-in-hand with our dealers exhibiting in regional trade fairs. This cooperation further cements the company/dealer bond. But more importantly, IKONICS accesses a large number of product users. Trade fairs provide critical market information, maximize dealer efforts, and give us a chance to be face-to-face with as many customers as possible.

IKONICS offers further technical support through regional training seminars. We have taught seminars in English and Spanish, and through local dealers, have utilized native speakers in the region we are serving. This year, IKONICS is opening a permanent training facility in Southeast Asia, an area of high demand and high potential. Our plan is to use this base to attract new dealers and seize direct sales opportunities.


Abrasive etching is an emerging technology in international markets. IKONICS plans to expand the penetration of the PhotoBrasive Systems product line.

Communications technology has simplified our work with our global dealer network. Certainly, telephone calls and dealer visits are key to maintaining relationships, but IKONICS also uses e-mail and the web to speed communication worldwide. Product announcements, technical updates, and mass mailings are now accomplished with the stroke of a key.

Our newest international growth opportunity is with our PhotoBrasive line of products. We are attempting to access markets previously untouched or underserved. Our market efforts will focus on our newest technologies, RapidMask™ and other self adhesive films.


Countries Served by IKONICS
Sites of 2003 Training Schools




IKONICS
metal imaging

IKONICS
CORPORATION

4832 Grand Avenue · Duluth, MN 55807
PH: 218-628-2217 · Fax: 218-628-3245
www.ikonics.com · info@ikonics.com